Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended August 31, 2016 of Platinum Group Metals Ltd. (the “Company”) of our report dated November 29, 2016, relating to the consolidated financial statements which appear in the exhibit incorporated by reference in the Form 40-F.

We also consent to the incorporation by reference in the Company’s registration statement on Form F-10 (No. 333-213985) of our report dated November 29, 2016 referred to above.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia
November 29, 2016